CONSENT OF AUTHOR

Tony Hitchins, B.A.Sc., M.Sc.
1648 Mayneview Terrace
North Saanich, British Columbia
Canada V8L 5B2

U.S. Securities and Exchange Commission

I, Tony Hitchins, B.A.Sc., M.Sc. certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 20F of Hard Creek Nickel Corporation contains any misrepresentations of the information contained in the "Technical Report and Mineral Resource Estimate, Turnagain Nickel Project dated March 29, 2007.

I do hereby consent to the filing with the regulatory authorities.

I consent to being an expert in the 2007 Form 20F Annual Report.

Dated this 24th day of June, 2008.

Tony Hitchins

Tony Hitchins, B.A.Sc., M.Sc.